SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 27 March 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 27 March 2019

BT Group plc

Guarantee of British Telecommunications plc's debt securities

BT Group plc ("BT Group") will, from today, fully and unconditionally guarantee the obligations of its wholly-owned subsidiary British Telecommunications public limited company ("BT plc") under BT plc's US dollar-denominated SEC-registered bonds (the "US Bonds"). The guarantee is documented in a supplemental indenture dated 27 March 2019 between BT Group, BT plc and Delaware Trust Company (the trustee of the US Bonds).

BT Group will also, from today, guarantee BT plc's obligations under the existing notes and new notes issued under BT plc's Euro Medium Term Note Programme (the "EMTN Notes"), and under BT plc's £300,000,000 8.625% bonds due 2020 (the "2020 Bonds") and £600,000,000 5.75% bonds due 2028 (the "2028 Bonds"). The guarantees relating to the EMTN Notes, the 2020 Bonds and the 2028 Bonds are given on the same basis as the guarantee relating to the US Bonds and are documented in deeds of guarantee dated 27 March 2019 between BT Group, BT plc and The Law Debenture Trust Corporation p.l.c. (the trustee of the EMTN Notes, the 2020 Bonds and the 2028 Bonds).

In connection with the granting of these guarantees, in accordance with Rule 3-10 of Regulation S-X and Rule 12h-5 under the US Securities Exchange Act of 1934, as amended, BT plc will, from the publication of BT Group's next annual report on Form 20-F, discontinue filing separate periodic and current reports with the SEC. Condensed consolidating financial information regarding BT plc will be included in BT Group's next and subsequent periodic reports filed with the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 27 March 2019